Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

April 5, 2005

Item 3

News Release

The press release was issued on April 5, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources reported initial assays from the first four diamond drill holes at the new Harena discovery within its Bisha concession in Eritrea.  The results were positive, and indicate that Bisha may host multiple deposits which may be defined by future exploration.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

April 5, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

INITIAL ASSAY RESULTS FROM HARENA GOLD/VMS DEPOSIT, ERITREA

April 5, 2005

Nevsun Resources is pleased to report the initial assays from the first four diamond drill holes at the new Harena discovery within its Bisha concession in Eritrea (Harena lies 9.5 km southwest from the Bisha Main deposit for which a feasibility study has already commenced). Harena was originally selected as a potential exploration target based on an alteration anomaly defined on Landsat imagery. A subsequent airbourne EM survey defined a moderate conductor over a limited strike length on what was interpreted to be the same stratigraphic horizon as the Bisha Main deposit

All four holes were drilled on the same section at Harena. The drill hole locations were selected to target a gossanous oxide cap to an underlying sulphide structure. The results were positive, and have provided the third VMS (volcanogenic massive sulphide) near surface deposit on the Bisha concession. The results provide an important indication that the Bisha concession, as is characteristic of VMS systems, may host multiple deposits that may be defined by future exploration.

The results are summarized as follows:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
Oxide
H-001	30.8	39.0	8.2	0.80	4.50	0.09	0.25	0.22	-45	5800
and	45.0	57.0	12.0	3.16	4.50	0.20	0.09	0.04
Incl.	51.0	57.0	6.0	5.97	4.00	0.01	0.10	0.63

Supergene
H-002	61.5	72.0	10.5	2.44	104.9	0.44	0.75	0.02	-45	5800

Primary
H-002	77.5	100.0	22.50	0.99	23.35	0.98	0.01	3.04	-45	5800
Incl.	99.25	100.0	0.75	23.50	190.00	0.07	0.05	0.07
H-003	105.6	128.55	22.95	0.58	25.80	1.02	0.07	2.83	-45	5800
Incl.	113.5	125.5	12.0	0.15	10.90	0.68	0.01	4.23
H-004	136.5	139.6	3.1	0.98	172.90	0.03	1.64	0.10	-45	5800
and	139.6	166.0	26.4	0.29	24.90	0.80	0.16	3.89
Incl.	139.6	160.0	20.4	0.28	25.40	0.65	0.18	4.95
Incl.	160.0	166.0	6.0	0.33	22.90	1.29	0.10	0.29

Nevsun views the Harena deposit as a potential source of supplemental feed for the planned future processing plant at Bisha. Supplemental feed can provide valuable cash flow as an extension to mine life without having to absorb start up plant capital expenses.

Nevsun has continued drilling at Harena on sections representing 100 meters step outs, primarily along strike of HLEM and gravity anomalies. This program has intersected various widths of oxide and sulphide mineralization over a strike length of 300 meters. The majority of this drilling to date has been to shallow depths in order to test the near surface component of the deposit. PQ sized core (85mm) is being used to improve core recoveries in the oxide layer. A map is attached to this release showing the locations of holes H-001 to H-012. The sample assays for holes H-05 to H-12 are pending.

It has been interpreted that a number of late dykes have cut the near surface mineralization at Harena making determinations of actual widths of the zone somewhat difficult. The deeper drilling on section 5800 is not as effected by later dykes in what seems to be a localized phenomenon.

Noticeable bands of sphalerite mineralization were noted in holes H-002, H-003 and H-004 and blebs of galena have been noted in a number of holes. There is an obvious graphitic component to some of the massive sulphide zones. HLEM surveys defined a moderate conductor 250 meters to the north of the Harena deposit which was initially interpreted to be caused by graphite. It will ultimately have to be determined if there is a close relationship between this interpreted graphitic horizon and the Harena massive sulphides.

The 23.5g/t Au over 0.75 meters intersected in Hole H-002 occurs between the contact of massive sulphides and an intermediate tuff unit.

The deposit is hosted by a sequence of felsic to intermediate volcanics with a distinct footwall often containing kyanite and andalusite. The footwall rocks are often noticeably cholitized.

Future work at Harena will concentrate on drilling on sections 100 meters apart and to vertical depths in the order of 150 meters. This should provide an overall configuration of the deposit. The Harena area may provide additional prospects. Exploration (HLEM and soil sampling) is currently underway in a stratigraphically favorable area to the southeast of the deposit. Also, a gravity anomaly of similar amplitude to that at Harena, located 500 meters to the south of the initial drilling, will be drill tested.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding positive drill results, indications that the Bisha concession may host multiple deposits, the Harena deposit as a potential source of supplemental feed and valuable cash flow, the close relationship between the interpreted graphitic horizon and the Harena massive suphide, and additional prospects at the Harena area.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

MAP:  LOCATIONS OF HOLES H-001 TO H-012

334500 mE
334600 mE
334700 mE
334800 mE
334900 mE
335000 mE
335100 mE
1708000 mN
1707900 mN
1707800 mN
1707700 mN
1707600 mN
L5700
L5800
L5900
L6000
H-010
H-009
H-011
H-004
H-003
H-002
H-001
H-006
H-005
H-007
H-008
620
630
640
645
615
Harena Deposit
2005 Drill Program
March 25, 2005.